THE JORDAAN LAW FIRM, PLLC
ATTORNEYS AND COUNSELORS AT LAW
53131 MCKINNEY AVE. | SUITE 600	JAKES JORDAAN: (214) 202-7449
DALLAS, TEXAS 75204	E-MAIL: JAKES@JORDAANLAW.COM

May 28, 2013

VIA ELECTRONIC MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Mr. John Reynolds, Assistant Director
Mr. Shaz Niazi, Esq.

RE:	Santa Fe Gold Corporation
Amendment No.1 to Form 10-K for Fiscal Year Ended June 30, 2012
Filed March 25, 2013
File No. 001-12974

Gentlemen:

                    On behalf of Santa Fe Gold Corporation, a Delaware corporation (“Santa Fe” or the “Company”), this letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Amendment No.1 to Form 10-K for Fiscal Year Ended June 30, 2012 (File No. 001-12974). Santa Fe’s response to the Staff’s comment is set forth below and is based on discussions with, and information furnished by, Santa Fe and its advisors, as applicable.

                    Comment 1: Please set forth the complete text of each item as amended in your amended Form 10-K. Please refer to Rule 12b-15 for guidance.

     Response: In its Amendment No. 2 to its Form 10-K/A, which is filed herewith, Santa Fe has included the complete text of each amended item.

                    Comment 2: We note your response to comment 2 of our letter dated March 1, 2013. Please revise your Form 10-K to provide prominent disclosure in the risk factor section and elsewhere, as appropriate, regarding your failure to comply with Rule 14a-21. In this regard, please also consider what effect such failure has on your management’s conclusion that your disclosure controls and procedures are effective.

United States Securities and Exchange Commission
Division of Corporation Finance
May 28, 2013
Page 2

     Response: In its Amendment No. 2 to its Form 10-K/A, which is filed herewith, Santa Fe has included prominent disclosure in the risk factor section and in the compensation section regarding its failure to comply with Rule 14a-21. Santa Fe has taken corrective action in calling its Annual Stockholders Meeting for July 30, 2013 and will include “say-on-pay” vote proposal in its Proxy Statement. Given the fact that Santa Fe was working on a F-4/Proxy Statement in connection with the now abandoned merger transaction with International Goldfields Limited that would have included compensation related disclosure and the fact that Santa Fe is taking corrective action, Management continues to believe that Santa Fe’s disclosure controls and procedures are effective.

                    Comment 3: We note your response to comment 5 that you have removed all resources disclosure from your filing. Please revise your Ortiz Project Overview section on page 3, removing your estimate of approximately 1.0 million ounces of gold for the Carache and Lucas gold deposits which are derived from your mineralized material estimates. Mineralized material should only be reported as an in-place tonnage and grade, and should not be disclosed as units of product, such as ounces of gold or pounds of copper.

     Response: In its Amendment No. 2 to its Form 10-K/A, which is filed herewith, Santa Fe has made the requested changes.

                    Comment 4: We partially reissue comment 7 of our letter dated March 1, 2013. We note your response that you will provide the compensation discussion and analysis required by Item 402(b) in future filings, but you do not appear to have done so in the Form 10-K/A filed on March 25, 2013. Please amend the Form 10-K to provide such information.

     Response: In its Amendment No. 2 to its Form 10-K/A, which is filed herewith, Santa Fe has included the compensation discussion and analysis, which was previously supplementally submitted.

                    Please direct any general questions or comments regarding the foregoing to me at (214) 202-7449 or jakes.jordaan@jordaanlaw.com.

Sincerely,

/s/	Jakes Jordaan
Jakes Jordaan

cc:	Santa Fe Gold Corporation